

17017951

SEC Mail Processing Section

JUN 28 2017

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/16 (MM/DD/YY) AND ENDING 04/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eide Bailly Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4310 17th Ave S
(No and Street)

Fargo (City) ND (State) 58103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Widmer Roel P.C.
(Name – *if individual, state last, first, middle name*)

4334 18th Ave S (Address) Fargo (City) ND (State) 58103-7414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karla Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eide Bailly Securities LLC, as of April 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karla Wilson
Signature

Chief Financial Officer
Title

See attached/ [illegible]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGEMENT

STATE OF NORTH DAKOTA)
) S.S.
COUNTY OF CASS)

On the 22 day of May 2017, before me personally appeared Karla Wilson, personally known to me to be the person whose name is described in and who executed the within instrument, and acknowledged that she executed the same.

Subscribed and sworn to before me on 5/22/17.


LARAE LANGERUD
Notary Public
State of North Dakota
My Commission Expires Oct. 30, 2019

LaRae Langerud, Notary Public
My commission expires: October 30, 2019

EIDE BAILLY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2017

Table of Contents

		Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1
FINANCIAL STATEMENTS		
Statement of Financial Condition		2
Statement of Income		3
Statement of Change in Member's Equity		4
Statement of Cash Flows		5
Notes to Financial Statements		6-7
SUPPLEMENTARY INFORMATION	**Schedule**	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	I	8
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT		9
ASSERTIONS REGARDING EXEMPTION PROVISIONS REPORT		10
COPY OF SIPC-7 FORM FILED AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES		11-13


WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
Eide Bailly Securities LLC
Fargo, North Dakota

We have audited the accompanying statement of financial condition of **Eide Bailly Securities LLC** (a South Dakota corporation), as of April 30, 2017 and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of **Eide Bailly Securities LLC's** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Eide Bailly Securities LLC** as of April 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital under Rule 15c3-1 ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of **Eide Bailly Securities LLC's** financial statements. The supplemental information is the responsibility of **Eide Bailly Securities LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Widmer Roel PC

Fargo, North Dakota
June 20, 2017

Member of
CPAMERICA INTERNATIONAL
Crowe Horwath International.

widmerroelcpa.com

EIDE BAILLY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2017

		2017
ASSETS		
Cash and cash equivalents	$	75,000
Receivable from broker dealer		79,165
Prepaid expenses		500
Total assets	$	154,665
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	1,135
MEMBER'S EQUITY		
Member's paid-in capital		15,000
Member's undistributed earnings		138,530
Total member's equity	$	153,530
Total liabilities and member's equity	$	154,665

EIDE BAILLY SECURITIES LLC
STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2017

	2017
REVENUES	
Commission income	$ 789,572
	789,572
EXPENSES	
Licensing and registration	39,372
Technology expense	3,350
Professional fees	20,325
Chargeback expense	6,315
Management and allocated overhead	102,000
Other expenses	730
	172,092
NET INCOME	$ 617,480

EIDE BAILLY SECURITIES LLC
STATEMENT OF CHANGE IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2017

	Member's Paid-in Capital	Member's Undistributed Earnings	Total
BALANCE, APRIL 30, 2016	$ 15,000	$ 88,979	$ 103,979
Net income	-	617,480	617,480
Distribution of earnings to member	-	(567,929)	(567,929)
BALANCE, APRIL 30, 2017	$ 15,000	$ 138,530	$ 153,530

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2017

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2017
OPERATING ACTIVITIES	
Net income	$ 617,480
Adjustments to reconcile net income to net cash and cash equivalents from operating activities	
Change in receivable from broker dealer	(49,938)
Change in prepaid expenses	(300)
Change in accounts payable	(208)
NET CASH FROM OPERATING ACTIVITIES	567,034
FINANCING ACTIVITY	
Distribution of earnings to member	(567,929)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(895)
CASH AND CASH EQUIVALENTS, BEGINNING	75,895
CASH AND CASH EQUIVALENTS, ENDING	$ 75,000

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Eide Bailly Securities LLC (EBS) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). EBS is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Eide Bailly Financial Services, LLC.

The majority of EBS commission revenue is earned from a broker-dealer, which executes securities transactions including the sale of oil and gas interests, mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
EBS includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Commissions Receivable
Receivable from affiliated broker represents accruals for commission amounts due from one broker-dealer. It is the EBS' policy to use the reserve method to write off uncollectible accounts. Amounts not paid within 30 days are considered past due. There were no amounts over 90 days past due as of April 30, 2017. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at April 30, 2017.

Revenue Recognition
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue for life insurance policies are recorded when the insurance company approves the policy.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
EBS along with its Parent, Eide Bailly Financial Services, LLC (EBFS) are included in the consolidated federal income tax returns as disregarded entities which is filed by, Eide Bailly, LLC the parent company of EBFS. Neither EBS nor EBFS are subject to federal, state, or local tax examinations by taxing authorities for years before 2013.

NOTE 3 - NET CAPITAL REQUIREMENTS

EBS, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, EBS is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At April 30, 2017, EBS had net capital, as computed under the rule, of $153,030 and its ratio of aggregate indebtedness to net capital was 0.0074 to 1.

NOTE 4 - RELATED PARTIES

(continued on next page)

EBS has a single member owner, Eide Bailly Financial Services, LLC (EBFS) which is a holding company for various financial service entities. All indirect operating expenses of EBFS' related entities are paid for by EBFS including all compensation and related employee costs of financial services representatives. Direct expenses incurred and paid by EBS and EBFS through the Affiliate Expense Agreement between EBS and EBFS and certain expenses incurred by EBFS that are beneficial to the operations of EBS are allocated to and reimbursed by EBS and are recognized in the financial statements of EBS. During 2017, we reimbursed EBFS for $102,000. As of April 30, 2017, EBS owes $0 to EBFS for these expenses.

NOTE 5 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 20, 2017 the date the financial statements were available to be issued.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

100% of the Company's earned revenues for 2017 were generated from commissions associated with transactions from United Planners. At April 30, 2017, the Company had a receivable of $79,165 from United Planners.

NOTE 7 - SUBSEQUENT DISCOVERY OF FACTS EXISTING AT THE DATE OF THE PRIOR YEARS AUDITORS' REPORT

In the prior year ending April 30, 2016, certain direct expenses totaling $38,016 were incorrectly recorded as an expense in Eide Bailly Securities LLC. These expenses should have been recorded in the Due To/Due From Eide Bailly Financial Services account and then closed out to distributions. This error was mostly the result of changing broker dealers from Securities of America to United Planners in the prior year and the difference of how the two companies charged direct expenses. Management noted the error and allocated expenses correctly in the current year being presented. This prior year error had no effect on the balance sheet, net capital or member's equity at April 30, 2016. The decrease in expense and increase in net income would both have cleared through distributions having no effect on the Balance Sheet.

EIDE BAILLY SECURITIES LLC

SUPPLEMENTARY INFORMATION

EIDE BAILLY SECURITIES LLC

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2017

NET CAPITAL	
MEMBER'S EQUITY	$ 153,530
DEDUCTIONS:	
Nonallowable assets:	
Prepaid expenses	500
NET CAPITAL	$ 153,030
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
AGGREGATE INDEBTEDNESS	$ 1,135
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0074 to 1

There are no material differences between the preceding computation and Eide Bailly Securities corresponding unaudited part II of Form X-17-A-5 as of April 30, 2017


WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT

To the Board of Governors
Eide Bailly Securities LLC
Fargo, North Dakota

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Report, in which (1) **Eide Bailly Securities LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Eide Bailly Securities LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: section (k)(1) (the "exemption provisions") and (2) **Eide Bailly Securities LLC** stated that **Eide Bailly Securities LLC** met the identified exemption provisions throughout the most recent fiscal year without exception. **Eide Bailly Securities LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Eide Bailly Securities LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Widmer Roel PC

Fargo, North Dakota
June 20, 2017

Member of
CPAMERICA INTERNATIONAL
Crowe Horwath International.

widmerroelcpa.com


EideBailly
FINANCIAL SERVICES

Assertions Regarding Exemption Provisions

We, as members of management of Eide Bailly Securities, LLC, are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by management and reviewed by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(l).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period May 1, 2016 through April 30, 2017.

Eide Bailly Securities, LLC

By:



Karla Wilson, Principal Financial Officer
May 22, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended April 30, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-53238 FINRA APR 06/19/2001
EIDE BAILLY SECURITIES LLC
4310 17TH AVENUE S
FARGO, ND 58108-2545

Note. If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $1973.93

B. Less payment made with SIPC-6 filed (**exclude interest**) (839.37)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1134.56

E Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F Total assessment balance and interest due (or overpayment carried forward) $ 1134.56

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 1134.56

H Overpayment carried forward $( )

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Eide Bailly Securities LLC
(Name of Corporation, Partnership or other organization)

Karla Wilson
(Authorized Signature)

CFO
(Title)

Dated the 10th day of May, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates. ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions.

Disposition of exceptions

11

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______
and ending ______

Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 789,572.25

2b. Additions
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above ______
(2) Net loss from principal transactions in securities in trading accounts. ______
(3) Net loss from principal transactions in commodities in trading accounts. ______
(4) Interest and dividend expense deducted in determining item 2a. ______
(5) Net loss from management of or participation in the underwriting or distribution of securities. ______
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______
(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______
(2) Revenues from commodity transactions. ______
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______
(4) Reimbursements for postage in connection with proxy solicitation. ______
(5) Net gain from securities in investment accounts. ______
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d SIPC Net Operating Revenues $______

2e. General Assessment @ .0025 $ 1973.93

(to page 1, line 2 A)


WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Eide Bailly Securities LLC
Fargo, North Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2017, which were agreed to by **Eide Bailly Securities LLC** and SIPC, solely to assist you and the other specified parties in evaluating **Eide Bailly Securities LLC's** compliance with the applicable instructions of Form SIPC-7. **Eide Bailly Securities LLC's** management is responsible for **Eide Bailly Securities LLC's** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended April 30, 2017 with the amounts reported in Form SIPC-7 for the year ended April 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Widmer Roel PC

Fargo, North Dakota
June 20, 2017

Member of
CPAMERICA INTERNATIONAL
Crowe Horwath International.

widmerroelcpa.com


EideBailly
SM

FINANCIAL SERVICES

SEC
Mail Processing
Section
JUN 28 2017
Washington DC
416

June 27, 2017

SEC Headquarters
Securities and Exchange Commission
Registrations Branch – Annual Audit Extension
Mail Stop 8031
100 F Street NE
Washington, D.C. 20549

To Whom it May Concern:

Enclosed please find 2 copies of the April 30, 2017 audited financial statements of Eide Bailly Securities, LLC, Sec file #8-53238. Included in the audit report is all required supplemental information.

Please feel free to contact us directly if you need any further information.

Very Truly Yours,

Karla R. Wilson, CPA
Chief Financial Officer

Enclosures